Smith & Nephew plc	T 44 (0) 207 401 7646
15 Adam Street	F 44 (0) 207 960 2350
London WC2N 6LA	www.smith-nephew.com
England

VIA EDGAR SUBMISSION AND COURIER

Ms Michele Gohlke

Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

5 October 2005

Dear Ms Gohkle

Smith & Nephew plc, Form 20-F for the Year Ended 31 December 2004 Filed on 16 March 2005 (File No. 001-14978)

This letter responds to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff dated 19 August 2005 (the “Comment Letter”) regarding the above-referenced filing on Form 20-F (the “20-F”) of Smith & Nephew plc (the “Company”). The “Group” refers to the Company and its consolidated subsidiaries.

Set forth below are responses to the Staff’s comments numbered 1 through 14, as set forth in the Comment Letter.

Management’s Discussion and Analysis, page 32 -2004 Year

1.	Please revise your MD&A to provide a more detailed discussion of your results of operations for 2004. For instance, please revise to enhance your overall MD&A discussion to include the following disclosures:

•	You state that turnover increased 11 1/2% which consisted of 1 1/2 % increase due to the acquisition of MMT but was offset by the weakness of the US dollar to sterling which reduced turnover by 7%. Revise to indicate the cause for the remaining increase in turnover of approximately 15%.

•	You state that the improvement in cost of sales as a percentage of sales was due to manufacturing cost and efficiency savings, and also a mix benefit as the fasting growing business, orthopaedics, had the lowest cost of sales. Revise to include a detail discussion of each of these changes along with the related impact on operations. Avoid just listing causes for an increase/decrease in a particular line item on your consolidated income statement.

Please refer to Item 303 of Regulation S-K and the guidance provided in our interpretative release titled “Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

In response to the Staff’s comments we believe it would be helpful to explain our approach to the structure of our MD&A. The MD&A commences with a business overview disclosing the relative contributions of each of our segments to sales (as well as a breakdown of sales by region) and of operating profit for the three most recent years. This discussion of the consolidated results serves as a summary of overall Group performance, with the detailed analysis of the business provided on a segment-by-segment basis on the following pages. In future filings we will include cross-references in the discussion of consolidated results to provide a clearer link to the segmental analysis.

Regarding the Staff’s comment on the discussion of Group turnover on page 33, this discussion indicates that underlying growth in sales was 11 1/2%, and provides a textual reconciliation of this figure to reported growth in sales for 2004 of 6%. This explains that the items affecting reported sales were a 7% decrease due to foreign currency translation, offset by a 1 1/2% increase due to the acquisition of MMT.

A tabular reconciliation provided in the business overview on page 29 reconciles reported to underlying growth in sales for 2004 on both a consolidated and segmental basis, providing a link to the detailed analysis of the drivers of underlying sales growth in the Orthopaedics, Endoscopy and Advanced Wound Management segments set forth on pages 34-35.

Regarding the Staff’s comment on cost of sales, the improvement in cost of sales as a percentage of sales in 2004 was 2.5% points. This 2.5% comprises manufacturing cost and efficiency savings of 1.4% points, transactional currency benefits of 0.7% points and 0.4% points of favourable mix effect from Orthopaedics. In future filings, wherever there are multiple reasons for a movement in a caption of income or expense we will endeavour to quantify the individual contributing factors to the overall increase or decrease.

In order to aid the reader’s understanding of the presentation we will cross-reference results on a consolidated basis to those on a segment basis, as well as to provide more detailed cost of sales analysis, in future filings.

We have referred to Item 303 of Regulation S-K and the guidance provided in the SEC’s interpretative release titled “Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations”, and taking into account our responses above, we believe our MD&A disclosure is compliant. However, we would be happy to discuss any specific comments or concerns that the Staff may have in relation to our ongoing compliance with Item 5 of Form 20-F and the Commission Guidance on MD&A.

Financial Position, Liquidity and Capital Resources - Operating Cash Flow - Page 42

2.	The non-GAAP measures called “cash conversion ratio” and Operating cash flow before exceptional outgoings that you present on page 42 do not appear to comply with the guidance provided in Item 10(e) of Regulation S-K and question 10 of the Division of Corporation Finance Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, since you exclude liabilities and costs that require cash settlement in calculating the measures. Please revise to remove the measures from all future filings, beginning with the amended Form 20-F, or explain to us why you believe it complies with the requirements of Item 10(e) of Regulation S-K.

The “Cash conversion ratio” and “Operating cash flow before exceptional outgoings” measures are provided as supplemental information, in addition to the required liquidity discussion, so as to give indicators of cash flow generation from operations. Both these measures are key performance indicators for the Group which we believe are important to our communications with shareholders for the following reasons:

•	Both indicators are used by Group senior management in the monitoring and control of the cash generating performance of our businesses. They are important constituents of budgets and long term financial planning as well as monthly reporting of performance.

•	We think it is important that shareholders should be aware of and understand the key performance indicators used internally by Management and that we communicate Group performance using the same indicators internally and externally.

•	Both indicators are used in all the Group’s financial presentations to the investment community.

•	These measures provide a meaningful comparison of cash generation.

The Group produces a combined Form 20-F and annual report to shareholders under UK law since Management believes that it is important to provide the same information to all shareholders. From 2006 the Group will be required to comply with revised UK Company Law (paragraphs 2 (d) and 6 (1) of Schedule 7ZA to the Companies Act 1985) which requires those measures that Management determines to be key performance indicators to be disclosed in the Operating and Financial Review. On this basis, we have determined that these measures are key performance indicators. We also believe that these disclosures should be permitted under Item 10 (e) (5) of Regulation S-K and we request that the Staff reconsider its request to remove these indicators in view of the upcoming change in UK Company Law. We will of course follow any guidance issued by the AICPA IPTF which is currently considering this issue.

Accountability, Audit and Internal Control Framework, page 53 - Disclosure Committee and Evaluation of Disclosure Controls and Procedures, Page 53

3.	We note on page 53 your disclosure that “management has identified certain adjustments that were needed to the UK/US GAAP reconciliations in prior years” as a result of the conversion of your accounts from UK GAAP to IFRS and as a result you have restated your financial statements as disclosed in Note 39 of the Notes to the Group Accounts. Revise this section to discuss in greater detail the specific steps that has been taken or will be taken to remediate these material weaknesses that have been identified in your disclosure controls. Disclose management’s timeline for implementing those actions not yet taken.

In the course of preparing for the conversion of the Group’s reporting from UK GAAP to International Financial Reporting Standards and in preparing our UK to US GAAP reconciliation for the 2004 20-F we identified certain errors in the US GAAP accounting for vacation pay accruals, gains arising on net investment hedging and taxation which resulted in the restatement of the UK to US GAAP reconciliations for the years ended 31 December 2002 and 2003. We determined that these were caused by a material weakness in our understanding of the application of US GAAP in accounting for these items in the related periods. Prior to the end of 2004, and in anticipation of the introduction of Section 404 of the Sarbanes-Oxley Act (s404), we decided to engage the services of the specialist US GAAP reporting group of an external accounting firm to work in conjunction with the Group’s own staff to enhance our understanding of technical issues and new developments, and to recruit an additional internal accounting staff member in order to increase the resource focused on US accounting and reporting issues.

The appointment of the external specialists was completed in February 2005. In addition, the external US GAAP specialists read, commented on and discussed with Management the 2004 UK to US GAAP reconciliation as part of the financial statement close process.

The recruitment of the additional internal staff member was commenced in April 2005 but not completed until October due to the difficulties in recruiting suitable staff in the London market.

4.	In light of the material weaknesses that have been identified with respect to UK/US GAAP reconciliations, tell us in reasonable detail the basis for officers’ conclusions that the company’s disclosure controls and procedures were nonetheless effective as of the end of the period covered by the report.

We concluded that disclosure controls and procedures were effective as at the end of the period because the Group had been able to identify the errors from prior years and to restate and disclose the corrected data in the 2004 financial statement close process. As a result, the 20-F was filed on a timely basis reflecting correct US GAAP disclosure.

Consolidated Financial Statements, Note 1: Accounting Policies, page 74

-Turnover, page 74

5.	You state that turnover comprises sales of product and services to third parties at amounts invoiced net of trade discounts and rebates, excluding turnover taxes. Tell us and revise this note to disclose the following:

•	the nature of the rebates you offer and how you account for them under UK GAAP.

•	how your method of accounting compares to the accounting required by EITF 01-09 and to the extent applicable, revise Note 39 to highlight any differences.

•	if material, revise your critical accounting policies to disclose the significant assumptions made and estimates used to determine the provisions for returns and trade allowances.

6.	Tell us what you mean when you disclose appropriate provisions have been made for “other allowances”. Revise this note to specifically disclose the nature of these other allowances and how you account for them under UK GAAP. If different, tell us how you account for these other allowances under US GAAP.

Rebates comprise retrospective volume discounts granted to certain customers on attainment of certain levels of purchases from the Group. We accrue for these over the course of the year based on estimates of the levels of business expected to be attained and deduct the amount from turnover.

There is no difference between UK GAAP and US GAAP (EITF 01-09) on the treatment of retrospective volume discounts.

“Other allowances” refers to the retrospective volume discounts explained above. We will replace the phrase “other allowances” words with “rebates” in the accounting policy for future filings to clarify this point.

Provisions for returns, trade discounts and rebates represent only 1% of turnover. Rebate programmes run for a calendar year and are based on retrospective volume-based criteria that are known at the end of the year so no estimation is required. Taking into account these two factors we do not believe that this constitutes a critical accounting policy for the Group.

-Tangible fixed assets, page 75

7.	Confirm to us and revise Note 39 to disclose that you amortize freehold and long leasehold buildings, and short leasehold land and buildings, over the shorter of their estimated useful lives or lease term for US GAAP purposes. If not, tell us how you amortize these items for US GAAP purposes and identify the authoritative literature on which you rely.

In the tangible fixed assets accounting policy under UK GAAP (see page 75) we disclose that “Freehold and long leasehold buildings are depreciated on a straight-line basis at between 2% and 5% per annum. Short leasehold land and buildings (leases of under 50 years) are depreciated over annual instalments over the term of the lease”. We confirm that all leasehold land and buildings are depreciated over the shorter of their estimated useful lives and lease term and will revise the wording of this accounting policy in future filings to make this clear.

As there is no difference between UK GAAP and US GAAP in this area we respectfully suggest that there is no need to revise Note 39.

Note 39: Differences Between Accounting Principles Generally Accepted in the UK and US - Pages 114 to 127

-Joint Venture and Associated Undertaking, page 115

8.	On page 74, you disclose that entities in which the Group holds an interest on a long-term basis and which are controlled by the Group are joint ventures. You further disclose on page 115, that under US GAAP, the Group’s share of the after tax profit of the joint venture would be reflected in the income statement as a single line item and its net investment would be included as a single line item in the balance sheet. Tell us how your accounting for joint ventures in which you have a controlling interest under US GAAP complies with SFAS 94.

9.	Please tell us about the entity which you consolidate under the gross equity method that you control through a contractual agreement. Tell us how this method of consolidation criteria for this entity under UK GAAP compares to the consolidation criteria under US GAAP pursuant to SFAS 94 and FIN 46. In addition, please tell us and revise to explain how your accounting for joint ventures under the gross equity method for UK GAAP purposes differs from the US GAAP accounting required under SFAS 94 and FIN 46.

On page 74 we disclose that “entities in which the Group holds an interest on a long-term basis and which are controlled by the Group and one other are joint ventures. Joint ventures are included in the consolidated accounts under the gross equity method” (emphasis added). The Group has one joint venture, which is owned 50% by it and 50% by Beiersdorf AG (disclosed on page 10). We will revise the wording of the policy in future filings to clarify that the “one other” refers to the entity that has joint control with the Group.

Under UK GAAP 50% of the joint venture’s turnover, operating profit, interest and attributable profit for the year are incorporated into the Group’s profit and loss account on a line-by-line basis (page 10). Under US GAAP, as the entity is not under the control of the Group it is accounted for under APB18 and not SFAS 94. Pursuant to APB18, 50% of the after tax profits of the joint venture is reflected in the income statement as a single line item and the net investment is included as a single line item in the balance sheet. This difference in presentation between UK and US GAAP is explained in the “Joint Venture and Associated Undertaking” policy on page 115.

10.	You state that the difference between the fair value of consideration given and the book value of net assets acquired in a joint venture represents goodwill in the joint venture entity. You further state that under US GAAP, this “gain” would be unrealized and would not be recognized. In this regard,

•	Tell us how you have accounted for the difference between the fair value of consideration given and the book value of net assets acquired in the joint venture under US GAAP.

•	Confirm to us and revise to state that for US GAAP purposes, the investment as a whole is reviewed for impairment in accordance with APB 18. Please refer to the guidance in paragraph 19(n) of APB 18 and B 169 and B 170 of SFAS 142.

In 2001 the Group contributed net assets to the joint venture for which it received consideration in the form of shares in the joint venture.

Under UK GAAP the difference between the fair value of the consideration and the book value of net assets contributed represented goodwill in the joint venture with a corresponding unrealised gain taken directly to reserves through the statement on total recognised gains and losses.

Under US GAAP, as this was a non-monetary transaction, the consideration was recorded at the book value of the net assets contributed to the joint venture and no gain was recognised (consistent with paragraph 8 of EITF 01-02). Thus, there is a difference in the goodwill in the joint venture under UK and US GAAP and consequently shareholders’ equity under UK GAAP and US GAAP differ by this amount.

We confirm that for the purposes of US GAAP the investment in the joint venture was viewed as a whole when it was reviewed for impairment in accordance with APB18, and that no impairment arose in 2004. In future filings we will clarify that impairment is assessed in accordance with APB18 in Note 39.

-Trade Investments, page 115

11.	You disclose that trade investments would be stated at market value and movements in market value would be reflected in other than comprehensive income under US GAAP. Confirm to us and revise to clarify that these investments are classified as available-for-sale securities. Refer to paragraphs 12 and 13 of SFAS 115.

The US GAAP policy on page 115 refers to the listed trade investment that was divested in 2002. Since reference to this listed investment will fall out of the comparative data in the 2005 20-F the accounting policy note will be revised accordingly next year. At the time of ownership the investment was classified as an available for sale security. In 2004 and 2003 the Group held only a trade investment in an unlisted entity. As this trade investment does not fall within the scope of FAS115 the Group accounted for this under the cost method for the purposes of US GAAP.

-Leases, page 116.

12.	Tell us and revise to specifically state your accounting treatment for leases under UK GAAP and US GAAP.

Both UK GAAP and US GAAP require leases to be classified as either operating or finance leases. The Group’s accounting policy for leases is the same under UK GAAP and US GAAP: Finance leases are capitalised and amortised over their useful economic life and operating lease rentals are charged to the profit and loss account as incurred (see page 75).

There is a difference between UK GAAP and US GAAP in the criteria for classification of leases as operating or finance/capital leases, which has resulted in one lease being classified as an operating lease for UK GAAP and a capital lease for US GAAP.

This has arisen as follows: Under UK GAAP, lease classification is based on an assessment of the risks and rewards of ownership of the leased asset. We determined that as the main risks of ownership of the leased asset remained with the lessor, the lease should be classified as an operating lease under UK GAAP. For US GAAP we determined that as the present value of the minimum lease payments exceeded 90% of the fair value of the leased property at the inception of the lease it should be classified as a finance lease under SFAS13.

-Exceptional Items, page 117

13.	In your US GAAP basis income statement on page 118 you classify exceptional items under UK GAAP as “other operating costs and expenses”. For US GAAP purposes, revise your income statement to properly classify these items in the income statement captions you have identified in Note 3 on page 82.

We agree that the UK GAAP exceptional items currently classified as “Other operating costs and expenses” should have been allocated to the “Cost of sales” and “Selling, general and administrative” expenses lines as set out on page 82 and will amend our future filings for this.

-Restatement of Prior Periods Reconciliations from UK to US GAAP, page 117

14.	We note that in the course of preparing to convert the accounts from UK GAAP to IFRS, the Group has identified additional adjustments to its reconciliations to US GAAP and therefore, has restated its previously filed reconciliations to US GAAP for 2002 and 2003. As outlined in Section V.D. of the “International Reporting and Disclosure Issues in the Division of Corporation Finance” found at http://www.sec.gov/divisions/corpfinJinternatl/cfirdissues1104.htm, the restatement of a previously filed US GAAP reconciliation to correct errors is required to be referenced in the auditor’s report. Please amend the filing to include a report from your auditors that includes an explanatory paragraph that refers to the restatements.

The auditors acknowledge the point and have informed us that, should the Group be required to restate its US GAAP reconciliation or primary GAAP financial information in the future, they would include an explicit reference to the restatement in the US audit report. Should a refiling of the 2004 20-F be required, the auditors would amend their report accordingly. However, we respectfully suggest that it is not necessary to revise the 2004 20-F solely in this respect.

The Company understands that: (i) it is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings and (iii) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are grateful for the Staff’s assistance in this matter and hope that the Staff is satisfied with our responses to the issues raised. However, we would respectfully suggest, in view of the explanations we have given and clarifications to which we have committed for future filings, that we not be required to revise our 2004 20-F.

Please do not hesitate to call me, Clifford K Lomax, with comments or questions. Alternatively, please feel free to contact Julia K Cowles (44-20-7418-1336) of Davis Polk & Wardwell, the Company’s counsel.

Yours sincerely

/s/ Clifford K Lomax

Clifford K Lomax

Group Financial Controller

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Julia K Cowles – Davis Polk & Wardwell